Exhibit 99.2

ITW Conference Call

Third Quarter

2006

ITW
Agenda

1.   Introduction…………………….. John Brooklier

2.   Financial Overview……………... Ron Kropp

3.   Manufacturing Segments……… John Brooklier

4.   Forecast 2006……………….…… Ron Kropp

5.   Q & A………………......……………John Brooklier/Ron Kropp

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash, share repurchases and potential acquisitions for the 2006 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food institutional and retail, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community, Asia and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 402-220-9741

No pass code necessary

Telephone replay available through midnight of November 1, 2006

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2005 Q3	2006 Q3	F(U) Last Year Amount	%
Operating Revenues	3,200.2	3,538.0	337.8	10.6%
Operating Income	565.2	626.9	61.7	10.9%
% of Revenues	17.7%	17.7%	0.0%	
Net Income				
Income Amount	408.2	446.1	37.9	9.3%
Income Per Share-Diluted	0.72	0.78	0.06	8.3%
Average Invested Capital	8,253.2	9,384.4	(1,131.2)	-13.7%
Return on Average Invested Capital	18.6%	18.6%	0.0%	
Free Operating Cash Flow	488.0	486.7	(1.3)	-0.3%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Manufacturing Business			
Operating Leverage	**2.4%**	**5.5%**	**0.5%**
Nonvolume-related	**-**	**-0.5%**	**-0.1%**
Total	**2.4%**	**5.0%**	**0.4%**
Acquisitions / Divestitures	**7.5%**	**2.4%**	**-0.9%**
Translation	**1.6%**	**1.1%**	**-**
Impairment	**-**	**-**	**-**
Restructuring	**-**	**2.4%**	**0.4%**
Intercompany	**-0.9%**	**-**	**0.1%**
Total	**10.6%**	**10.9%**	**0.0%**

ITW
Non Operating & Taxes

	2005	2006	F(U) Last Year	
	Q3	Q3	Amount	%
Operating Income	565.2	626.9	61.7	10.9%
Interest Expense	(20.5)	(20.8)	(0.3)	
Investment Income	56.3	28.2	(28.1)	
Other Income(Expense)	(0.8)	7.6	8.4	
Net Income-P/T	600.2	641.9	41.7	6.9%
Income Taxes	192.0	195.8	(3.8)	
% to Pre Tax Income	32.0%	30.5%	1.5%	
Net Income-A/T	408.2	446.1	37.9	9.3%

ITW
Invested Capital

	9/30/05	6/30/06	9/30/06
Trade Receivables	2,168.6	2,374.2	2,369.7
Days Sales Outstanding	61.0	59.7	60.3
Inventories	1,229.7	1,370.0	1,444.6
Months on Hand	1.8	1.8	1.9
Other Current Assets	303.2	612.9	659.6
Accounts Payable & Accruals	(1,641.8)	(1,880.4)	(1,919.0)
Operating Working Capital	2,059.7	2,476.7	2,554.9
% to Revenue(Prior 4 Qtrs.)	16%	19%	19%
Net Plant & Equipment	1,825.5	1,916.0	1,979.1
Investments	1,021.2	907.5	917.7
Goodwill and Intangibles	3,377.2	3,997.6	4,311.2
Other, net	(9.7)	(111.2)	(180.7)
Invested Capital	8,273.9	9,186.6	9,582.2

ITW
Debt & Equity

	9/30/05	6/30/06	9/30/06
Total Capital			
Short Term Debt	378.6	91.7	524.6
Long Term Debt	965.5	960.2	964.3
Total Debt	1,344.1	1,051.9	1,488.9
Stockholders' Equity	7,281.1	8,593.9	8,711.2
Total Capital	8,625.2	9,645.8	10,200.1
Less:			
Cash	(351.3)	(459.2)	(617.9)
Net Debt & Equity	8,273.9	9,186.6	9,582.2
Debt to Total Capital	16%	11%	15%

ITW
Cash Flow

	2005 Q3	2006 Q3
Net Income	408.2	446.1
Adjust for Non-Cash Items	119.5	137.1
Changes in Operating Assets & Liabilities	31.6	(18.7)
Net Cash From Operating Activities	559.3	564.5
Additions to Plant & Equipment	(71.3)	(77.8)
Free Operating Cash Flow	488.0	486.7
Share Repurchases	(469.1)	(248.0)
Acquisitions	(112.6)	(446.8)
Purchase of Investments	(18.0)	(2.1)
Dividends	(79.9)	(93.7)
Debt	(318.7)	431.9
Proceeds from Investments	18.6	13.8
Other	(15.6)	16.9
Net Cash Increase(Decrease)	(507.3)	158.7

ITW
Return on Average Invested Capital

Current Quarter	2005 Q3	2006 Q3	F(U) Prior Yr.
Operating Income after Taxes	384.3	435.7	51.4
Operating Margins - A/T	12.0%	12.3%	0.3%
Average Invested Capital	8,253.2	9,384.4	(1,131.2)
Capital Turnover	1.55	1.51	(0.04)
Return on Average Invested Capital	18.6%	18.6%	0.0%

Year to Date	2005 Q3	2006 Q3	F(U) Prior Yr.
Operating Income after Taxes	1,077.0	1,269.5	192.5
Operating Margins - A/T	11.3%	12.2%	0.9%
Average Invested Capital	8,250.2	8,989.5	(739.3)
Capital Turnover	1.54	1.54	0.00
Return on Average Invested Capital	17.4%	18.8%	1.4%

ITW
Acquisitions

	2005				2006		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Annual Revenues Acquired	151	36	105	292	353	154	388
Purchase Price							
Net Cash Paid	188	12	113	314	199	82	447
Stock Issued	-	-	-	-	163	-	-
Total	188	12	113	314	362	82	447
Number of Acquisitions							
North America							
Engineered Products	1	1	5	4	2	4	5
Specialty Systems	1	-	3	1	2	4	4
International							
Engineered Products	-	1	-	-	4	-	2
Specialty Systems	1	1	3	-	3	2	2
Total	3	3	11	5	11	10	13

Key Economic Data

- **Reverse of trends from prior quarters: In Q3, international growth trended up; North American growth moderated**

- **International fundamentals support growth**
  - **Euro-Zone ISM: 56.6% in September '06 vs. 56.6% August '06**
  - **EuroZone industrial production: +3.3% in July**
  - **Germany industrial production: +7.3% in August**

- **North America: September '06 ISM Index declined to 52.9% vs. 54.5% in August '06; September '06 new order index at 54.2% was the same as prior month**

ITW
Engineered Products - North America

	2005 Q3	2006 Q3	F(U) Last Year Amount	%
Operating Revenues	959.6	1,029.5	69.9	7.3%
Operating Income	180.9	181.4	0.5	0.3%
Operating Margins	18.9%	17.6%	-1.3%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	-1.9%	-4.0%	-0.4%
Nonvolume-related	-	1.8%	0.3%
Total	-1.9%	-2.2%	-0.1%
Acquisitions / Divestitures	8.9%	4.0%	-0.8%
Translation	0.3%	0.4%	-
Impairment	-	-	-
Restructuring	-	-1.9%	-0.4%
Total	7.3%	0.3%	-1.3%

Engineered Products - North America
Key Points

- **Total construction: -5% for Q3 '06**

- **ITW construction (tools and fasteners) base revenues: -8% for Q3 '06**
  - new housing and renovation were negative in Q3 '06
  - commercial: 3% growth in Q3 '06

- **Wilsonart (high pressure laminate): base revenues -1% in Q3 '06**
  - base laminate products positive in Q3 '06 while flooring was negative

Engineered Products - North America
Key Points

- Auto base revenues: -8% for Q3 '06
- Big 3 build rates: -13% for Q3 '06
  - GM: -8%
  - Ford: -12%
  - Chrysler: -21%
- New domestics' builds: Flat
- Big 3 inventories: 77 days at 9-30-06
  - GM: 76 days
  - Ford: 74 days
  - Chrysler: 83 days
- New domestics' inventories: 46 days at 9-30-06
- ITW auto build forecast for 2006:
  - Big 3 Q4: -13%; FY: -6%
  - New domestics' : Q4: +5%; FY: +4%
- Industrial: base revenues +6% for Q3 '06
  - Top performers: Fluid Products +15%; Industrial Plastics +8%; Minigrip/ZipPak +7%; Polymers +3%

ITW
Engineered Products - International

	2005 Q3	2006 Q3	F(U) Last Year Amount	%
Operating Revenues	660.7	724.0	63.3	9.6%
Operating Income	100.9	109.6	8.7	8.6%
Operating Margins	15.3%	15.1%	-0.2%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.5%	12.1%	1.1%
Nonvolume-related	-	-10.7%	-1.6%
Total	4.5%	1.4%	-0.5%
Acquisitions / Divestitures	1.7%	-0.1%	-0.3%
Translation	3.4%	2.7%	-0.1%
Impairment	-	-	-
Restructuring	-	4.6%	0.7%
Total	9.6%	8.6%	-0.2%

Engineered Products - International Key Points

- **Construction base revenues: +6% in Q3 '06**
  - **Europe: +4% (improvement in wide variety of countries)**

  - **Austral-Asia: +9% (commercial/new housing strength in Australia/New Zealand/Asia)**

  - **Wilsonart Intl.: +5% (growth in UK and Germany)**

- **Automotive base revenues: Flat in Q3 '06**
  - **Builds: Flat in Q3 '06**

  - **Fiat: +21%; VW Group: +9%; Ford Group; +1%; GM Group; -2%; BMW: -9%; Daimler Chrysler: -17%**

  - **ITW FY '06 build forecast: +1% to +2%**

- **Industrial base revenues: +6% in Q3 '06**
  - **Electronic Component Packaging: +13%; Industrial Plastics: +7%; Polymers: +6%; Fluid Products: +4%**

ITW
Specialty Systems - North America

	2005 Q3	2006 Q3	F(U) Last Year Amount	%
Operating Revenues	1,054.3	1,164.0	109.7	10.4%
Operating Income	210.9	227.1	16.2	7.7%
Operating Margins	20.0%	19.5%	-0.5%	

Specialty Systems - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.8%	5.7%	0.6%
Nonvolume-related	-	-1.6%	-0.3%
Total	2.8%	4.1%	0.3%
Acquisitions / Divestitures	7.3%	3.7%	-0.7%
Translation	0.3%	0.4%	-
Impairment	-	-	-
Restructuring	-	-0.5%	-0.1%
Total	10.4%	7.7%	-0.5%

Specialty Systems - North America
Key Points

- **Welding base revenues: 12% growth in Q3 '06 due to full array of products serving strong markets such as energy, heavy fabricators, general industrial**

- **Food Equipment base revenues: +2% in Q3 '06; restaurant/institutional and service side of business continues to drive growth**

- **Total Packaging: -1% base revenue performance in Q3 '06**
  - **Signode packaging: Flat base revenue growth due largely to decline in steel revenues**

ITW
Specialty Systems - International

	2005 Q3	2006 Q3	F(U) Last Year Amount	%
Operating Revenues	635.0	758.6	123.6	19.5%
Operating Income	72.4	108.8	36.4	50.1%
Operating Margins	11.4%	14.3%	2.9%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	5.4%	18.5%	1.4%
Nonvolume-related	-	11.6%	1.3%
Total	5.4%	30.1%	2.7%
Acquisitions / Divestitures	10.8%	-1.5%	-1.6%
Translation	3.3%	3.0%	-0.2%
Impairment	-	-	-
Restructuring	-	18.5%	2.0%
Total	19.5%	50.1%	2.9%

Specialty Systems - International
Key Points

- **Welding: base revenue +27% in Q3 '06 due to strong consumables and equipment sales in Asia and Europe**

- **Finishing: base revenues grew 12% in Q3 '06 thanks to sales of Gema powder based products in Europe and finishing equipment in Asia**

- **Total packaging: +2% in Q3 '06**
  - **Signode industrial packaging increased 2% in Europe and was down 2% in Asia/Pacific**

- **Food Equipment: base revenues +1% in Q3 '06**

ITW
2006 Forecast

	Low	High	Mid Point
4th Quarter			
Base Revenues	3.1%	5.1%	4.1%
Income Per Share-Diluted	$0.77	$0.81	$0.79
%F(U) 2005	8%	14%	11%
Full Year			
Base Revenues	4.0%	4.6%	4.3%
Income Per Share-Diluted	$3.01	$3.05	$3.03
%F(U) 2005	16%	17%	17%

ITW 2006 Forecast
Key Assumptions

- Exchange rates hold at current levels.

- Acquired revenues in the $1.1 billion to $1.4 billion range.

- Share repurchases of $350 million to $450 million for the year.

- Restructuring cost of $25 to $30 million.

- No further impairment of goodwill/intangibles.

- Nonoperating investment income of $75 to $85 million, which is lower than 2005 by $45 to $55 million.

- Tax rate of 30.5% for the 4th quarter and the full year.

ITW Conference Call

Q & A

Third Quarter

2006